SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )1

eLong, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

290138205 (CUSIP Number)

October 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,475,751 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,475,751

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Offshore Master Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 458,744 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 458,744

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JAG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,475,751 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,475,751

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON 00

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JAG Offshore Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 458,744 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 458,744

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON 00

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,934,495 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,934,495

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RMG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 460,375 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 460,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON 00

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	290138205	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 460,375 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 460,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer eLong, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Office

Block B, Xing Ke Plaza 10 Jiuxianqiao Zhonglu Chaoyang District, Beijing 100016 People’s Republic of China

Item 2	(a).	Name of Person Filing

This statement is filed by:

Blue Ridge Limited Partnership (“BRLP”) with respect to shares owned by it.

Blue Ridge Offshore Master Limited Partnership (“BROMLP”) with respect to shares owned by it.

JAG Holdings, LLC (“JAG”) with respect to shares owned by BRLP.

JAG Offshore Holdings, LLC (“JAG Offshore”) with respect to shares owned by BROMLP.

John A. Griffin (“Griffin”) with respect to shares owned by BRLP and BROMLP.

RMG Holdings, LLC (“RMG Holdings”) with respect to shares owned by it.

Richard M. Gerson (“Gerson”) with respect to shares owned by RMG Holdings.

The foregoing persons are hereinafter sometimes collectively, referred to as the “Reporting Persons”

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:

660 Madison Avenue, 20th Floor New York, NY 10021

Item 2	(c).	Citizenship

BRLP is a limited partnership organized under the laws of the State of New York, and BROMLP is a limited partnership organized under the laws of the Cayman Islands. JAG, JAG Offshore and RMG Holdings are limited liability companies organized under the laws of the State of New York. Griffin and Gerson are United States citizens.

Item 2	(d).	Title of Class of Securities

Ordinary Shares, par value $0.01 per share

Item 2	(e).	CUSIP Number

290138205

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	A.	BRLP

		(a)	Amount beneficially owned: 1,475,751

		(b)	Percent of class: 5.2%

		(c)	Number of shares as to which the person has:

(i) Sole power to vote: 0

(ii) Shared power to vote: 1,475,751

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,475,751

B.	BROMLP

	(a)	Amount beneficially owned: 458,744

	(b)	Percent of class: 1.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote: 0

		(ii)	Shared power to vote: 458,744

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 458,744

C.	JAG

	(a)	Amount beneficially owned: 1,475,751

	(b)	Percent of class: 5.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote: 0

		(ii)	Shared power to vote: 1,475,751

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,475,751

D.	JAG Offshore

	(a)	Amount beneficially owned: 458,744

	(b)	Percent of class: 1.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote: 0

		(ii)	Shared power to vote: 458,744

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 458,744

E.	Griffin

	(a)	Amount beneficially owned: 1,934,495

	(b)	Percent of class: 6.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote: 0

		(ii)	Shared power to vote: 1,934,495

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,934,495

F.	RMG Holdings

	(a)	Amount beneficially owned: 460,375

	(b)	Percent of class: 1.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote: 0

		(ii)	Shared power to vote: 460,375

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 460,375

G.	Gerson

	(a)	Amount beneficially owned: 460,375

	(b)	Percent of class: 1.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote: 0

		(ii)	Shared power to vote: 460,375

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 460,375

JAG is the general partner of BRLP. Griffin is the sole managing member of JAG. Griffin and JAG share investment and voting control over shares held by BRLP.

JAG Offshore is the general partner of BROMLP. Griffin is the sole managing member of JAG Offshore. Griffin and JAG Offshore share investment and voting control over shares held by BROMLP.

Gerson is the sole member of RMG Holdings. Gerson has investment and voting control over shares held by RMG Holdings.

Pursuant to an agreement among RMG Holdings, Gerson and Blue Ridge Capital, L.L.C., RMG Holdings and Gerson may not exercise voting, consent or other rights they may have as shareholders of the issuer in a manner adverse to BRLP’s interests, nor may RMG Holdings or Gerson transfer shares of the issuer without the prior consent of BRLP.

Each of the Reporting Persons disclaims beneficial ownership of shares, except to the extent described in Item 2(a) above.

Note that the foregoing share ownership amounts and percentages are as of December 31, 2004. On January 7, 2005, IACT Asia Pacific Limited, a shareholder of the issuer, consummated a warrant exercise pursuant to which it acquired additional shares of the issuer, and which entailed the concurrent re-purchase by the issuer of shares held by BRLP, BROMLP and RMG Holdings, in addition to other shareholders of the issuer. As a result of the re-purchase, the ownership amounts and percentages of the Reporting Persons decreased, so that, as of January 7, 2005, such ownership amounts and percentages were as follows (in all cases in respect of shared voting and dispositive power, as expressed above in this item 4): BRLP — 654,314 shares (3.3%); BROMLP — 240,325 shares (1.2%); JAG — 654,314 shares (3.3%); JAG Offshore — 240,325 shares (1.2%); Griffin — 894,639 shares (4.4%); RMG Holdings — 200,469 (1%); and Gerson — 200,469 (1%).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 11, 2005

BLUE RIDGE LIMITED PARTNERSHIP

	By:	JAG Holdings, LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

	By:	JAG Offshore Holdings, LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

JAG HOLDINGS, LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JAG OFFSHORE HOLDINGS, LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin

RMG HOLDINGS, LLC

By:	/s/ Richard M. Gerson
Name:	Richard M. Gerson
Title:	Managing Member

RICHARD M. GERSON

/s/ Richard M. Gerson

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of eLong, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 9, 2005

BLUE RIDGE LIMITED PARTNERSHIP

	By:	JAG Holdings, LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

	By:	JAG Offshore Holdings, LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

JAG HOLDINGS, LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JAG OFFSHORE HOLDINGS, LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin

RMG HOLDINGS, LLC

By:	/s/ Richard M. Gerson
Name:	Richard M. Gerson
Title:	Managing Member

RICHARD M. GERSON

/s/ Richard M. Gerson